Via Facsimile and U.S. Mail
Mail Stop 6010

February 5, 2009

O. Edwin French
President and Chief Executive Officer
MedCath Corporation
10720 Sikes Place
Charlotte, North Carolina 28277

> **Re:** **MedCath Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 15, 2008**
> **File No. 000-33009**

Dear Mr. French:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 11. Executive Compensation

1. We note that your annual performance-based cash compensation is based upon "specific performance based financial and operational goals." We also note that the company determines this award based on the executive officers' performance as compared to EBITDAP. Please disclose the specific performance targets relied upon to make your determination that incentive compensation should not be paid in 2008. In addition, if you considered the achievement of performance targets in

2007 when determining incentive compensation, these targets should also be disclosed.

2.  We note your disclosure that a portion of the incentive compensation awarded to your executives is based on "the achievement of certain individual goals." Please describe the individual goals for each named executive officer and the extent to which achievement of these goals factored into your compensation determination.

Item 15. Exhibits, Financial Statements and Schedules

3.  Please file your leases for Heart Hospital of Austin and Harlingen Medical Center or provide us with an analysis supporting your determination that you are not substantially dependent on these leases.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko at (202) 551-3203 or Suzanne Hayes at (202) 551-3675 with any questions.  In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,


Jeffrey Riedler,
Assistant Director